EXHIBIT 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that are contained in Exhibit 99.D to Argentina’s annual report on Form 18-K, for the year ended December 31, 2016 (the “2016 Annual Report”). References in this Exhibit 1 to Amendment No. 5 to the 2016 Annual Report (the “Amendment”) to headings and defined terms not contained herein shall be to the corresponding headings and definitions included in Exhibit 99.D to the 2016 Annual Report.

DEFINED TERMS AND CERTAIN CONVENTIONS

Exchange Rates and Exchange Controls

Exchange Rates

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
October 2017	17.678	17.322	17.453	17.671
November 2017	17.670	17.331	17.493	17.385
December 2017	18.830	17.260	17.700	18.774
January 2018(3)	18.550	18.416	18.483	18.416

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.
(3)	Through January 3, 2018.

Source: Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

As of January 3, 2018, the peso-dollar reference exchange rate was Ps.18.416 to U.S.$1.00.

THE REPUBLIC OF ARGENTINA

Population

The table below sets forth comparative gross national income (“GNI”) figures and selected other comparative statistics.

Population

	Argentina		Brazil			Chile			Colombia		Mexico		Peru		United States
Per capita GNI(1)	U.S.$	11,970	U.S.$	8,840		U.S.$	13,540		U.S.$	6,310	U.S.$	9,040	U.S.$	5,950	U.S.$	56,810
Life expectancy (in years)(2)		76		75			79			74		77		75		79
Infant mortality (% of live births)(3)		1.0%		1.4%			0.7%			1.3%		1.3%		1.2%		0.6%
Adult literacy rate (% of population age 15 or older)(2)		98%		92	%(4)		96	%(5)		94%		94%		94%		n.a.

(1)	Data as of 2016. Calculated using the World Bank Atlas method.
(2)	Data as of 2015, unless otherwise indicated.
(3)	Data as of 2016.
(4)	Data as of 2014.
(5)	Data as of 2013.

n.a. = not available.

Source: World Bank World Development Indicators.

Recent Political History

On October 22, 2017, mid-term legislative elections were held at the federal and provincial government levels. Macri’s Cambiemos alliance obtained the most votes in the City of Buenos Aires, and the provinces of Buenos Aires, Chaco, Córdoba, Corrientes, Entre Rios, Jujuy, La Rioja, Mendoza, Neuquén, Salta, Santa Cruz and Santa Fe. As a result, as of December 10, 2017, Cambiemos increased its representation in the National Congress by nine senators (holding in the aggregate 24 of a total of 72 seats in the Senate) and by 21 members of the Chamber of Deputies (holding in the aggregate 108 of a total of 257 seats in such Chamber).

Political Parties

The following table shows the party composition of the Chamber of Deputies and Senate following the congressional elections in October 2017.

	Chamber of Deputies(1)	Senate(2)
	2017	2017
Party:
Cambiemos(3)	108	24
Frente para la Victoria(4)	65	8
Argentina Federal(5)	30	25
Frente Renovador UNA(6)	20	—
Frente Cívico por Santiago	—	2
Misiones	—	2
Parlamentario Federal	—	6
Movimiento Popular Neuquino	—	2
Others(7)	34	3

Total	257	72

(1)	Composition of the Chamber of Deputies as of December 10, 2017, when the deputies elected during 2017 took office.
(2)	Composition of the Senate as of December 31, 2017.
(3)	In the October 2015 elections, the ARI/Civic Coalition, the Radical Civic Union and Unión Propuesta Republicana (“PRO”) formed an electoral alliance “Cambiemos”. Members of this alliance in the Chamber of Deputies include members of the PRO, the ARI/Civic Coalition, the Radical Civic Union, Frente Cívico y Social por Catamarca, Partido por la Justicia Social, and Salta por Todos. Members of this alliance in the Senate include members of PRO, the Radical Civic Union, Frente Cívico y Social por Catamarca, Avanzar San Luis, and Producción y Trabajo.
(4)	Members of this alliance include members of Unión Ciudadana, Deputy Julio de Vido is included in the total, but is currently suspended.
(5)	Members of this alliance in the Chamber of Deputies include members of the Bloque Justicialista, Frente de la Concordia Misionero, Córdoba Federal, and Justicia por Tucumán. Members of this alliance in the Senate include members of Bloque Justicialista, Partido Justicialista La Pampa, Justicialista Chubut, Chubut Somos Todos.
(6)	Members of this alliance include members of Bloque Federal Unidos por una Nueva Argentina, Chubut Somos Todos, Córdoba Trabajo y Producción and Trabajo y Dignidad.
(7)	Includes other registered parties, primarily represented by one legislator each, and certain local political parties of the provinces.

Source: Senate and Chamber of Deputies of Argentina.

THE ARGENTINE ECONOMY

Macri Administration

On December 22, 2017, the Chamber of Deputies passed into law the Pacto Fiscal (Fiscal Agreement), also known as the Consenso Fiscal (Fiscal Consensus). This law was based on an agreement signed on November 16, 2017 between the federal government and representatives from 23 out of Argentina’s 24 provinces, with the goal of implementing measures that favor sustained growth in economic activity, productivity and employment. The Fiscal Consensus includes a commitment to lowering distortive taxes by 1.5% of GDP over the next five years, a waiver of lawsuits against the federal government and a Ps.20,000 million payment to the province of Buenos Aires (which will increase over the next five years) as a partial and progressive solution to the conflict related to the Fondo del Conurbano Bonaerense (Buenos Aires Metropolitan Area Fund). The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri Administration in December 2017, such as the tax reform, the pension system reform and the Ley de Responsabilidad Fiscal (the Fiscal Responsibility Law). For a description of the Ley de Responsabilidad Fiscal see “Public Sector Finances—Fiscal Relations with the Provinces.”

In January 2018, the government announced increases in public transport tariffs in the Greater Buenos Aires area to be rolled out between February and January 2018.

The following are some of the significant economic and policy reforms announced and executed by the Macri administration in the six months ended December 31, 2017:

•	Ley de Responsabilidad Penal Empresaria (Corporate Criminal Liability Law). On July 5, 2017, the Chamber of Deputies approved a bill providing for the criminal liability of corporate entities for criminal offenses against public administration and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. A company found liable under this bill may be subject to various sanctions, including, among others, fines ranging from 1% to 20% of its annual gross income and the partial or total suspension of its activities for up to ten years. In addition, the bill proposes to extend the criminal liability under the Argentine Criminal Code to cases of bribery committed outside Argentina by Argentine citizens or companies domiciled in Argentina. On September 27, 2017 the Senate approved the draft bill with modifications designed to reduce in part the impact of the statute, for instance by eliminating the inapplicability of the statute of limitations to certain of the criminal offenses originally proposed in the draft (the statute of limitations now has been set at six years). Further, the draft bill as modified by the Senate reduces the amount of fines originally proposed for criminal offenses that are not subject to a statute of limitations. On November 8, 2017, Congress passed the bill including those amendments, and the law will come into force 90 days after December 1, 2017, the date of its publication in the Official Gazette.

•	Ley de Reforma Previsional (Pension Reform Law). On December 28, 2017, Congress passed the Pension Reform Law, with the goal of improving the sustainability and predictability of Argentina’s pension program, while still protecting the most vulnerable persons. To that effect, the Pension Reform Law modified the basic formula for the periodic adjustment of retirements, pensions and the Asignación Universal por Hijo (Universal Child Allowance). Under the pre-existing regime, the periodic adjustments occur twice a year, in March and September, and were based on the variation in certain tax revenues of ANSES (with a 50% weighting) and the change in the average wage, based on the greater of the Remuneración Imponible Promedio de los Trabajadores Estables (RIPTE), an index published by the Ministry of Labor that measures the salary increases of state employees, or the data published by INDEC (with a 50% weighting). Beginning in March 2018, the adjustments will be quarterly on the basis of a system that combines the variation of inflation (with a 70% weighting) and the RIPTE index (with a 30% weighting). The law also guarantees a one-time supplemental payment to beneficiaries of the Prestación Básica Universal (Universal Basic Benefit) who have established 30 years or more of service with effective contributions, so that the beneficiary’s pension is equivalent to eighty-two percent (82%) of the value of the Minimum Living Wage.

The Pension Reform Law also deferred the right of employers to announce an employee’s retirement at age 70, compared to age 65 under the prior regime. This is without prejudice to the right of employees who are entitled to do so to request pension benefits before turning 70 years of age. Public sector employees are excluded from the foregoing provision.

To mitigate the adverse impact of the transition from the previous adjustment regime to the formula approved by Congress on certain beneficiaries, on December 20, 2017, President Macri granted a special one-time Ps.750 subsidy to pensioners who receive less than Ps.10,000 per month and meet certain age and years of service requirements under the law. Beneficiaries of non-contributory pensions for old age or disability who receive less than Ps.10,000 per month and those who meet the requirements of the Pensión Universal para el Adulto Mayor (Universal Pension for the Elderly) were also granted a one-time subsidy of Ps.375. Finally, the presidential measure provided a one-time subsidy of Ps.400 to beneficiaries of the Universal Child Allowance and/or the Universal Pregnancy Allowance (Asignación Universal por Embarazo).

•	Impuesto al Cheque (Tax on Financial Transactions). On December 27, 2017, Congress extended the tax on financial transactions through 2022, and earmarked amounts collected for the Argentine Integrated Pension System.

•	Reforma Tributaria (Tax Reform). On December 27, 2017, the Argentine Congress also approved a series of reforms intended to eliminate certain of the existing complexities and inefficiencies of the Argentine tax regime, diminish evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining Argentina’s medium and long term efforts aimed at restoring fiscal balance. The reforms will gradually come into effect over the next five years. The fiscal cost of the reform is estimated at 0.3% of GDP. The reforms form part of a larger program announced by President Macri intended to increase the competitiveness of the Argentine economy (including by reducing the fiscal deficit) and employment, and diminish poverty on a sustainable basis. The main aspects of the tax reform are the following:

•	Interest and capital gains derived from the sale or disposition of bonds issued by the federal government, the provinces and municipalities of Argentina and the Autonomous City of Buenos Aires obtained by Argentine tax residents (individuals and undivided estates located in Argentina) will be subject to income tax at a rate of (a) 5%, in the case of peso-denominated securities that do not include an indexation clause, and (b) 15%, in the case of peso-denominated securities with an indexation clause or foreign currency denominated securities; gains realized by Argentine tax residents (individuals and undivided estates located in Argentina) from the sale of equity securities on a stock exchange will remain exempt, subject to compliance with certain requirements.

•	Holders of notes issued by the federal government, the provinces and municipalities of Argentina and the Autonomous City of Buenos Aires that are not Argentine tax residents will be exempt from Argentine income taxes on interest and capital gains to the extent such beneficiaries do not reside in or channel their funds through non-cooperating jurisdictions. The non-cooperating jurisdictions list will be prepared and published by the executive branch. Short-term notes issued by the Central Bank (LEBACs) are outside the scope of these exemptions applicable to non-Argentine residents.

•	The aforementioned amendments have been in force since January 1, 2018.

•	Corporate income tax will be gradually reduced to 30% for the fiscal year commencing January 1, 2018, and to 25% for fiscal years commencing on or after January 1, 2020. Withholding taxes will be assessed on certain dividends or distributed profits bringing the total effective tax rate on corporate profits to 35%.

The tax reforms also provide for other amendments regarding social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels and excise taxes.

•	Project to Amend the Labor System. The Macri administration published a project to amend the labor system. The project’s main purpose is to improve the efficiency and productivity of different productive sectors, increase employment, attract investment and reduce employment costs. This project is expected to be considered by Congress in 2018.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth the evolution of GDP and per capita GDP for the periods specified, at current prices.

Evolution of GDP and Per Capita GDP

(at current prices)

	Nine months ended September 30,
	2016		2017
GDP (in millions of pesos)(1)	Ps.	7,573,147	Ps.	10,532,445
GDP (in millions of U.S. dollars)(1)	U.S.$	520,131	U.S.$	648,105
Per capita GDP(1)	U.S.$	11,964	U.S.$	14,753
Peso / U.S. dollar exchange rate(2)		14.56		16.25

(1)	GDP figures in this table are expressed in nominal terms.
(2)	Average rate for the period specified.

Source: INDEC and Ministry of the Treasury.

The following tables set forth information on Argentina’s real GDP, by expenditure, for the periods specified, at constant 2004 prices.

Composition of Real GDP by Expenditure

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30,
	2016		2017
Consumption:
Public sector consumption	Ps.	98,653	Ps.	100,412
Private consumption		502,520		523,604

Total consumption		601,173		624,016
Gross investment		136,981		156,046
Exports of goods and services		147,382		150,535
Imports of goods and services		193,925		230,117

Net exports/(imports)		(46,543)		(79,582)
Inventory provision		(727)		19,299

Real GDP	Ps.	690,884	Ps.	719,778

Source: INDEC and Ministry of the Treasury.

Composition of Real GDP by Expenditure

(as % of total real GDP, at constant 2004 prices)

	Nine months ended September 30,
	2016	2017
Consumption:
Public sector consumption	14.3%	14.0%
Private consumption	72.7	72.7

Total consumption	87.0	86.7
Gross investment	19.8	21.7
Exports of goods and services	21.3	20.9
Imports of goods and services	28.1	32.0

Net exports/(imports)	(6.7)	(11.1)
Inventory provision	(0.1)	2.7

Real GDP	100.0%	100.0%

Source: INDEC and Ministry of the Treasury.

In the nine months ended September 30, 2017, Argentina’s real GDP grew by 4.2% compared to the same period in 2016. Real GDP growth was primarily driven by a 3.8% increase in consumption and a 13.9% increase in gross investment. The increase was partially offset by an increase in imports (with a marked increase in imports of capital goods) that outpaced the increase in exports (adversely affected by a deterioration in the terms of trade and smaller volume of exports of agricultural products, which in 2016 included stocks accumulated during the final years of the Fernández de Kirchner administration).

During the nine months ended September 30, 2017, the services sector grew by 3.2% and accounted for 52.5% of real GDP. Within the services sector, financial services experienced the highest growth rate, expanding by 6.8%. As compared to the same period in 2016, the primary production sector grew by 1.1% and the secondary production sector grew by 4.8%.

The following tables sets forth the composition of Argentina’s real GDP by economic sector for the periods specified.

Real GDP by Sector

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30,
	2016		2017
Primary production:
Agriculture, livestock, fisheries and forestry	Ps.	36,167	Ps.	37,554
Mining and extractives (including petroleum and gas)		22,389		21,644

Total primary production		58,556		59,198
Secondary production:
Manufacturing		118,924		123,834
Construction		20,424		23,041
Electricity, gas and water		12,820		12,581

Total secondary production		152,168		159,456
Services:
Transportation, storage and communications		57,422		58,634
Trade, hotels and restaurants		105,044		108,684
Financial, real estate, business and rental services		98,210		103,413
Public administration, education, health, social and personal services		101,287		102,910
Domestic services(1)		4,236		4,193

Total services		366,199		377,835
Plus import duties less adjustment for banking service(2)		113,961		123,289

Total real GDP	Ps.	690,884	Ps.	719,778

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. This line item adds import duties for purposes of determining real GDP.

Source: INDEC and Ministry of the Treasury.

Real GDP by Sector

(as a % of real GDP, at constant 2004 prices)

	Nine months ended September 30,
	2016	2017
Primary production:
Agriculture, livestock, fisheries and forestry	5.2%	5.2%
Mining and extractives (including petroleum and gas)	3.2	3.0

Total primary production	8.5	8.2
Secondary production:
Manufacturing	17.2	17.2
Construction	3.0	3.2
Electricity, gas and water	1.9	1.7

Total secondary production	22.0	22.2
Services:
Transportation, storage and communication	8.3	8.1
Trade, hotels and restaurants	15.2	15.1
Financial, real estate, business and rental services	14.2	14.4
Public administration, education, health, social and personal services	14.7	14.3
Domestic services(1)	0.6	0.6

Total services	53.0	52.5
Plus import duties less adjustment for banking service(2)	16.5	17.1

Total real GDP	100.0%	100.0%

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

Real GDP Growth by Sector

(% change from same period in 2016, at constant 2004 prices)

Nine months ended September 30, 2017
Primary production:
Agriculture, livestock, fisheries and forestry	3.8%
Mining and extractives (including petroleum and gas)	(3.3)

Total primary production	1.1
Secondary production:
Manufacturing	4.1
Construction	12.8
Electricity, gas and water	(1.9)

Total secondary production	4.8
Services:
Transportation, storage and communication	2.1
Trade, hotels and restaurants	3.5
Financial, real estate, business and rental services	5.3
Public administration, education, health, social and personal services	1.6
Domestic services(1)	(1.0)

Total services	3.2
Plus import duties less adjustment for banking service(2)	8.2

Total real GDP	4.2%

(1)	Includes services rendered by domestic workers including caretakers, domestic servants and private chauffeurs.
(2)	Production data in this table do not include duties assessed on imports used in production, which must be taken into account for purposes of determining real GDP. Import duties for purposes of determining real GDP are recorded under this line item.

Source: INDEC and Ministry of the Treasury.

Primary Production

In the nine months ended September 30, 2017, the total primary sector production increased to Ps.59.2 billion, or 1.1%, from Ps.58.6 billion in the same period in 2016. Within the primary sector production, the fishing sector experienced the highest rate of growth, increasing by 13.2%, from Ps.3.3 billion in the nine months ended September 30, 2016 to Ps.3.8 billion in the same period in 2017.

The following tables set forth Argentina’s primary production and growth for the period specified.

Primary Production

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30,
	2016		2017
Agriculture, livestock and game	Ps.	31,263	Ps.	32,223
Fishing		3,331		3,771
Forestry, logging and related services		1,573		1,560
Mining and extractives (including petroleum and gas)		22,389		21,644

Total sector production	Ps.	58,556	Ps.	59,198

Source: INDEC and Ministry of the Treasury

Primary Production

(% change from same period in 2016, at constant 2004 prices)

Nine months ended September 30, 2017
Agriculture, livestock and game	3.1%
Fishing	13.2
Forestry, logging and related services	(0.8)
Mining and extractives (including petroleum and gas)	(3.3)

Total sector production	1.1%

Source: INDEC and Ministry of the Treasury

Agriculture, Livestock, Fisheries and Forestry

During the first nine months of 2017, Argentina’s agriculture, livestock, fisheries and forestry sector accounted for 5.2% of real GDP, and grew by 3.1% compared to the same period in 2016.

Mining and Extractives (Including Petroleum and Gas Production)

Mining activity in Argentina accounted for 3.0% of real GDP in the first nine months of 2017.

Argentina is the fourth largest producer of natural gas in total proved reserves and the fourth largest producer of crude oil in thousands of barrels per day in South and Central America, based on 2016 production, according to the 2017 edition of the BP Statistical Review of World Energy, published in June 2017. As of September 30, 2017, YPF, Argentina’s largest oil and gas company majority owned by the government, held interests in 110 oil and gas fields in Argentina.

Argentina’s oil and gas industry and the energy sector became the target of intense regulation during the Kirchner and Fernández de Kirchner administrations, including price controls, export restrictions and other measures that maintained local prices below international price levels. Those same policies, when international oil prices dropped, resulted in subsidies being paid to oil producers to support domestic prices. These measures were dismantled by the Macri administration. On September 26, 2017, the Minister of Energy announced the liberalization of oil prices.

Secondary Production

In the nine months ended September 30, 2017, total secondary sector production increased to Ps.159.5 billion, or 4.8%, from Ps.152.2 billion in the same period in 2016. The manufacturing sector, which accounted for 17.2% of real GDP in the nine months ended September 30, 2017, grew by 4.1% compared to the same period in 2016.

Manufacturing

In the first nine months of 2017, the manufacturing sector accounted for 17.2% of real GDP.

During the first nine months of 2017, the manufacturing sector grew by 4.1% compared to the same period in 2016. This increase was primarily driven by:

•	a 28.7% increase in common metals;

•	a 13.7% increase in machinery and equipment;

•	an 11.4% increase in motor vehicles, trailers and semi-trailers; and

•	a 13.7% increase in metal products, excluding machinery and equipment.

Construction

The construction sector accounted for 3.2% of real GDP in the first nine months of 2017.

In the first nine months of 2017, the construction sector grew by 12.8% compared to the same period in 2016.

Electricity, Gas and Water

The electricity, gas and water sector represents a small fraction of the Argentine economy, accounting for 1.7% of real GDP in the nine months ended September 30, 2017.

Principal Economic Indicators of the Electricity Sector

(in GW/hr, unless otherwise specified)

	Nine months ended September 30,
	2016	2017
Production of electricity sector
Combined cycle	41,463	46,589
Hydroelectric	26,882	27,831
Other(1)	35,024	28,234

Imports(2)	1,438	694

Total generation	104,806	103,348

Demand by economic sector
Industrial	28,165	28,543
Residential	43,995	42,689
Commercial	28,999	28,609
Total demand	101,158	99,841

(1)	Includes diesel, wind, nuclear, gas, steam and solar energy.
(2)	Imports, primarily from Uruguay, to meet domestic demand in excess of domestic production.

Source: INDEC and Ministry of the Treasury.

In December 2015, President Macri declared the state of emergency with respect to the national electrical system that expired on December 31, 2017.

Services

Composition of Services Sector

(in millions of pesos, at constant 2004 prices)

	Nine months ended September 30,
	2016		2017
Wholesale and retail trade and repairs	Ps.	93,533	Ps.	96,857
Transportation, storage and communication services		57,422		58,634
Real estate, business and rental services		72,145		75,578
Education, Social and health services		49,734		50,501
Financial services		26,065		27,836
Other community, social and personal services		18,791		19,467
Public administration		32,762		32,943
Hotels and restaurants		11,511		11,827

Other services		4,236		4,193

Total	Ps.	366,199	Ps.	377,835

Source: INDEC and Ministry of the Treasury.

Growth of Services Sector

(% change from same period in 2016, at constant 2004 prices)

Nine months ended September 30, 2017
Wholesale and retail trade and repairs	3.6%
Transportation, storage and communication services	2.1
Real estate, business and rental services	4.8
Education, Social and health services	1.5
Financial services	6.8
Other community, social and personal services	3.6
Public administration	0.6
Hotels and restaurants	2.7
Other services	(1.0)

Total	3.2%

Source: INDEC and Ministry of the Treasury.

In the nine months ended September 30, 2017, the services sector grew by 3.2% compared to the same period in 2016. This increase was primarily driven by a 4.8% increase in real estate, business and rental services, a 3.6% increase in wholesale and retail trade and repairs and a 6.8% increase in financial services. In the first nine months ended September 30, 2017, the services sector accounted for 52.5% of real GDP.

Employment and Labor

Unemployment and Underemployment

The following table sets forth employment figures for the periods indicated.

Employment and Unemployment Rates(1)

Third quarter of(*)
2017
Greater Buenos Aires Area:
Labor force rate(2)	48.1%
Employment rate(3)	43.4
Unemployment rate(4)	9.6
Underemployment rate(5)	11.6
Major interior cities:(1)
Labor force rate(2)	44.2
Employment rate(3)	41.3
Unemployment rate(4)	6.6
Underemployment rate(5)	9.9
Total urban:
Labor force rate(2)	46.3
Employment rate(3)	42.4
Unemployment rate(4)	8.3
Underemployment rate(5)	10.8%

(1)	Data based on 31 major cities, using the current methodology of the Permanent Household Survey (Encuesta Permanente de Hogares, or “EPH”).
(2)	The labor force consists of the sum of the population that has worked a minimum of (i) one hour with remuneration, or (ii) 15 hours without remuneration, in each case during the week preceding the date of measurement plus the population that is unemployed but actively seeking employment.
(3)	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration, in each case during the week preceding the date of measurement.
(4)	Unemployed population as a percentage of the labor force. The unemployed population does not include the underemployed population.
(5)	Underemployed population as a percentage of the labor force. Workers are considered underemployed if they work fewer than 35 hours per week and wish to work more.
(*)	Data for the fourth quarter of 2017 is not available.

Source: INDEC and Ministry of the Treasury.

The Informal Economy

As of the second quarter of 2017, the INDEC estimates that the informal economy stood at 33.7% of the total labor force, compared to 33.6% as of the fourth quarter of 2016.

The following table provides the estimated percentage of workers in Argentina’s formal and informal economies for the periods specified.

Formal and Informal Economies(1)

(as a percentage of total)

Second quarter of 2017
Formal	66.3%
Informal	33.7

Total	100.0%

(1)	Figures presented here do not include participants in the Heads of Households Program and individuals under the age of 18.

Source: INDEC and Ministry of the Treasury.

The following table sets forth employment figures by sector for the periods specified.

Employment

(% by sector) (1)

					First quarter
	2013	2014	2015	2016	2016	2017
Primary production:
Agriculture, livestock, fisheries and forestry	5.7%	5.7%	5.6%	5.5%	5.4%	5.6%
Mining and extractives (including petroleum and gas)	1.3	1.3	1.4	1.3	1.3	1.2

Total primary production	6.9	7.0	6.9	6.8	6.7	6.8
Secondary production:
Manufacturing	20.2	19.9	19.6	19.3	19.6	18.9
Construction	6.9	6.8	7.1	6.5	6.6	6.8
Electricity, gas and water	1.0	1.0	1.1	1.1	1.1	1.1

Total secondary production	28.0	33.5	27.8	26.9	27.2	26.8
Total commercial services	18.0	18.0	17.9	18.3	18.2	18.3
Total services	47.1	47.2	47.4	47.9	47.8	48.1
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Annual average for each year indicated.

Source: INDEC and Ministry of the Treasury.

Labor Regulation

Wages and Labor Productivity

In July 2017, the minimum monthly wage for public and private employees was set at Ps.8,860, representing an increase of 17.2% compared to December 2016.

The following table provides the average monthly minimum nominal wage of Argentine employees, including estimates for those employed in the informal economy, for the period indicated.

Average Monthly Minimum Nominal Wage

(in current pesos)

For the Period	Average Monthly Minimum Wage	Average Cost of Basic Basket (1)	Average Monthly Minimum Wage / Average Cost of Basic Basket
January to October 2017	8,380	14,646	0.6

(1)	Average cost of a basket of essential goods and services for a “reference” family (poverty line). A “reference” family is considered a family of four: two adults, one male, age 35, and one female, age 31, and two children, ages 5 and 8.

Source: Ministry of Employment and Social Security and Ministry of the Treasury.

The following table provides the percentage change in the nominal wage of Argentine employees for the period specified.

Nominal Wage

	(% change from prior year)
	Private Sector			Public Sector	Total
	Formal	Informal
September 2017	30.4%	n.a.	(1)	24.6%	28.2%

(1)	Informal nominal wage information for September 2016 is not available.

n.a. = not available.

Source: Ministry of the Treasury, based on information provided by the INDEC.

Poverty and Income Distribution

Poverty

According to indicators published by INDEC on September 28, 2017, in the first half of 2017, 28.6% of the population and 20.4% of households lived below the poverty line and 6.2% of the population and 4.5% of households lived below the extreme poverty line. According to indicators published by INDEC on March 28, 2017, in the second half of 2016, 30.3% of the Argentine population and 21.5% of Argentina’s households stood below the poverty line, while 6.1% of the population and 4.5% of the households stood below the extreme poverty line.

In March 2017, the INDEC resumed the publication of its semiannual series on poverty and extreme poverty rates. According to the INDEC, in November 2017, the cost of an essential food basket for households totaled Ps.6,568.85 and the cost of an essential goods and services basket for households totaled Ps.16,027.98.

According to the INDEC, the unemployment rate in the third quarter of 2017 stood at 8.3%, which represents a 0.4 percentage point decrease from the previous quarter. The activity rate in that period (which is the percentage of employed individuals plus unemployed individuals over total population) was 46.3%, 0.9 percentage point lower than the previous quarter. In the third quarter of 2017, the unemployment rate in the Greater Buenos Aires metropolitan region was 9.6%, the highest unemployment rate in the country.

Income Distribution

In the nine-month period ended September 30, 2017, the bottom 40% of the population of Argentina, in terms of annual income, contributed to 14.4% of the total national income, 0.4 percentage points below the previous quarter. During the same period, the top 20% of the population of Argentina, in terms of annual income, contributed to 47.2% of the total national income, an increase of 0.5 percentage points from the fourth quarter of 2016, and the top 10% of the population, accounted for 30.4% of the total national income, an increase of 0.1 percentage points over the previous quarter.

Role of the State in the Economy

Oil and Gas Industry

The following table shows the proved reserves of petroleum and natural gas in Argentina as of the dates specified.

Proved Reserves

December 31, 2016
Crude oil(1)	344,525
Natural gas(2)	336,526

(1)	In thousands of cubic meters.
(2)	In billions of cubic meters.

Source: Ministry of Planning, Secretary of Energy.

BALANCE OF PAYMENTS

Recent Trends of Foreign Trade and Balance of Payments

In the nine months ended September 30, 2017, Argentina’s trade of goods and services balance registered a U.S.$11.0 billion deficit.

During this period, exports of goods totaled U.S.$44.1 billion, an increase of 0.8% compared to the same period in 2016. The increase was driven by a 10.8% increase in manufactured goods of industrial origin and 16.8% in fuel and energy and offset by a 7.9% decrease in exports of primary products and a 1.3% decrease in exports of manufactured goods of agricultural origin, compared to the same period in 2016.

In the nine months ended September 30, 2017, imports of goods totaled U.S.$49.2 billion, a 17.7% increase from U.S.$41.8 billion during the same period in 2016. The increase was primarily driven by an increase in imports of capital goods (26.0%), passenger motor vehicles (43.1%), intermediate goods (11.7%), consumer goods (18.3%), parts and accessories (11.7%), fuels and lubricants (7.3%) and others (42.7%).

In the nine months ended September 30, 2017, non-financial services registered a U.S.$7.7 billion deficit, an increase of 24.4% compared to the same period in 2016. The deficit increase was driven by a 30.5% increase in tourism and a 37.3% increase in transportation and partially offset by a 114.1% increase in telecommunication services, compared to the same period in 2016.

In the nine months ended September 30, 2017, financial services registered a U.S.$338 billion deficit, a 3.9% increase from the U.S.$325 billion deficit during the same period in 2016.

In the nine months ended September 30, 2017, Argentina’s current account deficit increased by 113.3% to U.S.$22.5 billion, from U.S.$10.5 billion in the same period of 2016. This current account deficit increase was mainly due to an increase in imports of goods (with notable increases in imports of capital goods and passenger motor vehicles) while exports remained practically stable compared to 2016.

In the nine months ended September 30, 2017, Argentina’s capital account surplus decreased by 40.9% to U.S.$135 million, from U.S.$228 million in the same period of 2016. This surplus decrease was mainly due to a decrease in debt forgiveness.

In response to the current account deficit, Argentina incurred net external indebtedness totaling U.S.$22.3 billion, an increase of U.S.$12.0 billion, as compared to the third quarter of 2016.

In the nine months ended September 30, 2017, Argentina’s financial account registered a net increase of 68.8% to U.S.$ 21.7 billion, from U.S.$ 12.8 billion in the same period of 2016. This net increase was mainly attributable to an increase in the issuance of debt securities.

The indebtedness comprised U.S.$25.2 billion in securities issued by the federal government, U.S.$13.0 billion in securities issued by other sectors, including public and private financial entities and non-financial private sector entities, and U.S.$4.0 billion in securities issued by deposit collecting entities, which was partially offset by an increase in net inflows to the Central Bank of U.S.$8.2 billion. In the third quarter of 2017, the Central Bank’s international reserves increased by U.S.$10 billion.

As of December 27, 2017, the Central Bank’s international reserves totaled U.S.$56.3 billion, compared to U.S.$38.8 billion as of December 31, 2016.

MONETARY SYSTEM

Monetary Policy

Background

For 2017, the Central Bank adopted, among others, the following measures:

•	It simplified regulations and eliminated some of the remaining restrictions on the foreign exchange market. It also increased the global net position in foreign currency and eliminated the limitations on the general foreign exchange position for entities authorized to deal in foreign currency exchanges.

•	It adopted several measures to make available additional funding and channels for granting loans, including permitting issuances of bonds in Unidades de Valor Adquisitivo (UVA) and reducing the cash reserve requirement.

•	It adopted international standards for macro-prudential financial regulations, such as capital minimums, risk management and liquidity.

•	It adopted several initiatives to increase competition, including expanding the activities in which financial institutions can participate to increase participation in the technology-based financial services market and lowering the limits on exchange rates.

•	In order to promote and expedite mortgage loans, it increased the options available to value real estate.

•	It expanded financing guarantees (including bills of sale of properties, trusts for real estate construction and surface rights) and increased maximum limits for credit assistance using screening and credit scoring.

•	It adopted several initiatives to reduce operating costs at bank branches.

•	In order to increase access to financial services, it relaxed the requirements for opening accounts electronically and created savings accounts for minors.

•	It implemented several measures to expand the use of electronic means of payment.

The Central Bank’s Policy Objectives for 2018

The Central Bank has set the following policy objectives for 2018:

•	Reduce inflation rates: The Central Bank intends to continue to focus its policy on gradually reducing inflation rates to levels consistent with those of other emerging markets that manage monetary policy with inflation targets. On December 27, 2017, the Central Bank adopted the inflation targets set by the Ministry of the Treasury for the next three years, including targets of 15% for 2018, 10% for 2019 and 5% by the end of 2020, adjusting the pace of reduction announced in 2017 by one year.

•	Correct the imbalances in public accounts: The Central Bank plans to coordinate monetary policy and fiscal policy to focus on making the inflation goals consistent with the transfers made from the Central Bank to the Treasury during the period of fiscal convergence. For the credibility of the plan to reduce inflation rates, it is important that these transfers be defined accurately. For this reason, and to strengthen confidence in the new targets, the Executive Power in its announcement of December 28, 2017 reported a path already established for such transfers, confirming the amount of Ps.140,000 million for 2018 and announcing a reduction to Ps.70,000 million in 2019. Beginning in 2020, a new rule would apply under which the Central Bank must transfer an amount not to exceed the product of the monetary base and the real growth rate of the economy.

•	Accumulate reserves: As of March 2016, a central pillar of the Central Bank’s policy was the accumulation of international reserves. This strategy resulted in a real reduction of the Central Bank’s net debt of 10.5%, equivalent to a reduction of 1.1% of GDP. The Central Bank’s objective is to sustain this policy until international reserves reach 15% of GDP.

•	Increase access to banking and financial intermediation services: The Central Bank aims to continue to promote savings for families and businesses in the local financial system, allowing banks to provide greater resources for investment and consumption financing, with more accessible interest rates and maturity periods. The Central Bank will also continue to analyze opportunities to increase access to financial services for the public, with the goal of reaching levels consistent with those of other countries in the region.

•	Increase transparency: In 2018, financial institutions regulated by the Central Bank will begin to register their operations and equity variations, and be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS). The adoption of IFRS by financial institutions will provide greater transparency and quality of information for the public and for regulators.

•	Adopt prudent international standards: The Central Bank intends to continue to adopt international standards of liquidity and solvency, in order to align the regulation of the Central Bank with the regulations set by the Basel Committee on Banking Supervision and the Financial Stability Board, two international bodies of which the Central Bank is a member.

Monetary Policy

As of the date of this Amendment, the Central Bank’s monetary policy is based on the following guidelines:

•	use short-term interest rates as its principal tool to implement monetary policy, which will be based on the spread between the bid and ask rate of the 7-day repurchase agreements (pases) reference rate. The Central Bank will determine the rate on a weekly basis. Once the interest rate is set, monetary aggregates are expected to adjust according to liquidity needs;

•	all changes in liquidity amounts that are not accompanied by a change in liquidity demand will be absorbed by the Central Bank, relying on the following instruments:

•	repurchase agreements (pases);

•	purchases and sales of securities; and

•	Central Bank bills and Central Bank notes auctions; and

•	with respect to the foreign exchange and international reserves policy, maintaining a managed floating exchange rate regime to limit exchange rate volatility and thereby limit the impact of any internal or external shocks to the Argentine economy.

The following table sets forth information on the Central Bank’s balance sheet as of the dates specified.

Central Bank Balance Sheet

(in millions of pesos, unless otherwise specified)

	As of September 30,
	2016		2017
Assets
International reserves:
Gold	Ps.	39,803	Ps.	44,084
Foreign currency		226,840		453,396
Placements of foreign currency		174,998		371,382
Other(1)		14,756		1,157

Total international reserves(2)		456,397		870,020
Public bonds(3)		1,029,876		1,199,705
Credits to:
Government (temporary advances)		376,130		472,230
Financial system		1,793		765
International organizations(4)		63,700		74,389
Other assets(5)		276,545		301,700

Total assets		2,204,440		2,918,808

Liabilities
Monetary Base:
Currency in circulation(6)		492,770		662,975
Current accounts in pesos(7)		189,885		205,130

Total monetary base		682,655		868,105
Deposits:
Government deposits		2,010		25,772
Other deposits		151,082		249,259

Total deposits		153,092		275,031
Obligation to international organizations		48,386		11,247
Central Bank notes:
Notes issued in foreign currency		565		—
Notes issued in pesos		682,311		1,098,058

Total Central Bank notes(8)		682,875		1,098,058
Other liabilities		492,046		606,570

Total liabilities		2,059,054		2,838,824

Net assets	Ps.	145,386	Ps.	79,984

Memorandum items:
International reserves (in millions of U.S. dollars)	U.S.$	29,902	U.S.$	50,237
International reserves of the central bank (in months of total imports)
Exchange rate Ps./U.S.$(9)		15.26		17.32

(1)	Includes net results of transactions under a Reciprocal Credit Agreement with ALADI.
(2)	Includes short-term foreign-currency denominated bonds and foreign currency-denominated deposits.
(3)	Includes a 1990 consolidated Treasury note, IMF obligations and others.

(4)	Includes transfers to international organizations from Government accounts and transfers to the Government from international organizations.
(5)	Includes transition accounts and others.
(6)	Includes cash in vaults at banks and does not include quasi-currencies.
(7)	Includes bank reserves in pesos at Central Bank.
(8)	Includes LEBACs and NOBACs.
(9)	Exchange rate used by the Central Bank to publish its balance sheet.

Source: Central Bank

Liquidity Aggregates

The following tables set forth information on Argentina’s liquidity aggregates as of September 30, 2017:

Liquidity Aggregates

(in millions of pesos)

	As of September 30,
	2016		2017
Currency in circulation(1)	Ps.	492,770	Ps.	662,975
M1		777,678		1,051,651
M2		1,211,729		1,838,935
M3		1,965,034		2,742,934
Monetary base	Ps.	682,655	Ps.	868,105

(1)	Does not include cash in vaults at banks or quasi-currencies.

Source: Central Bank

Liquidity Aggregates

(% change from same period in 2016)

As of September 30, 2017
Currency in circulation(1)	34.5%
M1	35.2
M2	51.8
M3	39.6
Monetary base	27.2%

(1)	Does not include cash in vaults at banks or quasi-currencies

Source: Central Bank.

In the nine month period ending September 30, 2017, the variation in the monetary base was mainly a result of purchases of foreign currency.

Foreign Exchange and International Reserves

As of December 27, 2017, the Central Bank’s international reserves totaled U.S.$56.3 billion, compared to U.S.$38.8 billion as of December 31, 2016.

The following table sets forth the peso’s exchange rate against the U.S. dollar for the period indicated.

Nominal Exchange Rate (1)

(pesos per U.S. dollar)

	Average	At end of period
2017	16.567	18.774

(1)	The exchange rate used is the “reference exchange rate.”

Source: Central Bank.

The average nominal exchange rate was Ps.16.567 per U.S.$1.00 dollar in 2017, compared to Ps.14.779 for 2016.

Inflation

Inflation rates for October and November 2017 published by the INDEC using the National CPI methodology stood at 1.5% and 1.4%, respectively. For the period of January through November 2017, accumulated inflation using the National CPI stood at 21%.

Composition of the Financial Sector

The following table sets forth the number of financial institutions operating in Argentina as of the date specified.

Number of Financial Institutions in Operation in the Financial System, by Type

As of June 30, 2017
State-owned banks(1)	13
Private banks	50
Financial entities other than banks	14
Credit Institutions (Cajas de Crédito)	1

Total	78

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Number of Financial Institutions in Operation in the Financial System, Domestic and Foreign

As of June 30, 2017
National institutions(1)	52
Foreign-owned institutions(2)	26

Total	78

(1)	Includes state-owned banks, private banks and other financial institutions (such as credit unions).
(2)	Includes private foreign banks and other foreign financial entities other than banks.

Source: Central Bank.

Assets and Liabilities of the Financial System

Beginning in January 2018, each financial institution subject to Communication A 6352 (issued by the Central Bank in connection with the Credit Line for Productive Investments program) will be required to lend, in the form of peso-denominated loans, an amount equal to at least 16.5% of the average daily balances of private-sector deposits it had in November 2017; this requirement will gradually reduce each month until it reaches 0% in December 2018.

Within the framework of its amended charter, the Central Bank implemented a third initiative to increase lending to the productive sector, and to MSMEs in particular, through a reduction of peso reserve requirements based on the share of a bank’s lending to MSMEs relative to its total lending to the private sector.

The following tables set forth the assets and liabilities of the Argentine financial system as of the dates specified.

Total Assets and Liabilities of the Financial System by Type of Institution

(in millions of pesos)

	As of June 30,
	2016		2017
State-owned banks:(1)
Assets	Ps.	851,234	Ps.	1,178,367
Liabilities		750,838		1,048,449

Net		100,396		129,918
Private banks:
Assets		1,206,669		1,693,081
Liabilities		1,048,714		1,488,053

Net		157,955		205,029
Financial entities other than banks:
Assets		27,949		51,406
Liabilities		21,973		44,269

Net		5,976		7,137
Total assets and liabilities:
Assets		2,086,058		2,923,194
Liabilities		1,821,677		2,580,947

Total net	Ps.	264,381	Ps.	342,247

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Total Assets and Liabilities in the Financial System by Type of Institution

(% change from same period in 2016)

As of June 30, 2017
State-owned banks:(2)
Assets	38.4%
Liabilities	39.6

Net	29.4
Private banks:
Assets	40.3
Liabilities	41.9

Net	29.8
Financial entities other than banks:
Assets	83.9
Liabilities	101.5

Net	19.4
Total assets and liabilities:
Assets	40.1
Liabilities	41.7

Total net	29.5%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Assets

In the first six months of 2017, total assets of the financial system increased in nominal terms by 40.1% to Ps.2,923 billion as of June 30, 2017, compared to Ps.2,646 billion as of December 31, 2016 and Ps.2,086 billion as of June 30, 2016.

Loan Portfolio and Risk Profile

The following tables set forth loan data by type of institution in the financial sector as of the dates specified.

Outstanding Loans by Type of Financial Institution

(in millions of pesos)

	As of June 30,
	2016		2017
State-owned banks(1)	Ps.	340,227	Ps.	415,234
Private banks		612,278		857,993
Financial entities other than banks		23,955		45,291

Total	Ps.	976,459	Ps.	1,318,518

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Outstanding Loans by Type of Financial Institution

(as a % of total)

	As of June 30,
	2016	2017
State-owned banks(1)	34.8%	31.5%
Private banks	62.7	65.1
Financial entities other than banks	2.5	3.4

Total	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Allocation of Outstanding Loans by Sector

(in millions of pesos)

	As of June 30,
	2016		2017
Non-financial public sector	Ps.	76,156	Ps.	44,654
Financial sector (public and private)		17,168		34,947
Non-financial private sector		907,542		1,273,240
Provisions for doubtful accounts		(24,406)		(34,323)

Total	Ps.	976,459	Ps.	1,318,518

Source: Central Bank.

Allocation of Outstanding Loans by Sector

(% change from same period in 2016)

As of June 30, 2017
Non-financial public sector	(41.4)%
Financial sector (public and private)	103.6
Non-financial private sector	40.3
Provisions for doubtful accounts	40.6

Total	35.0%

Source: Central Bank.

During the first six months of 2017, peso-denominated loans to the private and public sectors increased by 35.0% as compared to the same period in 2016. Peso-denominated loans to the private sector increased by 40.3%, from Ps.907.5 billion in the first six months of 2016 to Ps.1,273.2 billion in the first six months of 2017.

The following table sets forth information regarding loans of the financial system by risk category and type of institution.

Risk Classification of Aggregate Assets of the Financial System

by Type of Institution

(as a % of total loans, as of June 30, 2017)

	Public Banks(7)	Private Banks	Financial Companies	Credit Unions	Financial System
Risk category:
Current(1)	97.2%	97.2%	92.7%	82.2%	97.0%
Potentially problematic:
Under observation and inadequate payment(2)	1.0	1.1	3.1	6.3	1.1
Under negotiation or restructuring(3)	0.6	0.7	1.9	4.0	0.7
Problematic(4)	0.7	0.8	1.7	4.8	0.8
Insolvent(5)	0.5	0.3	0.6	2.6	0.4
Irrecoverable(6)	0.0	0.0	0.0	0.0	0.0

Total	100%	100%	100%	100%	100%

(1)	Loans where the financial condition of the debtor demonstrates its ability to meet financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 1% for current loans (secured and unsecured).
(2)	Loans where the financial condition of the debtor demonstrates its ability to currently meet financial obligations, although external circumstances exist which, if not corrected, could compromise the debtor’s ability to fulfill its obligations in the future. The Superintendent of Financial Institutions requires loan-loss reserves of 3% (with guarantees) and 5% (without guarantees) for these loans.
(3)	Loans to debtors that have entered into restructuring negotiations within 60 days of declaring their inability to meet certain financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 12% (with guarantees) and 25% (without guarantees) for these loans.
(4)	Loans where the inability of the debtor to meet its financial obligations would result in significant financial losses to the lender. The Superintendent of Financial Institutions requires loan-loss reserves of 25% (with guarantees) and 50% (without guarantees) for these loans.
(5)	Loans where there is a high probability that debtor would become insolvent upon meeting its financial obligations. The Superintendent of Financial Institutions requires loan-loss reserves of 50% (with guarantees) and 100% (without guarantees) for these loans.
(6)	Loans where the financial condition of the debtor demonstrates low probability that payments in default may be recovered. The Superintendent of Financial Institutions requires loan-loss reserves of 100% (with guarantees) and 100% (without guarantees) for these loans.
(7)	Includes national, provincial and municipal banks.

Source: Central Bank.

Liabilities

In the first nine months of 2017, total liabilities of the financial system increased by 23.2% to Ps.2,839 billion.

Deposits

In the first six months of 2017, total deposits in Argentina’s banking system increased by 36.8% to Ps.2,062 billion as of June 30, 2017. Non-financial public sector deposits increased by 32.0% as of June 30, 2017. Deposits by the non-financial private sector increased by 38.0% comprised of a 27.3% increase in demand deposits, a 77.0% increase in deposits in savings accounts and a 13.9% increase in term deposits in the six months ended June 30, 2017.

Broken down by currency and sector, deposits were as follows as of September 30, 2017:

•	total peso-denominated deposits increased by 26.9% to Ps.1,584 billion compared to the same date in 2016;

•	peso-denominated deposits by the non-financial public sector increased by 43.3% to Ps.343.3 billion compared to the same date in 2016;

•	peso-denominated deposits by the non-financial private sector increased by 23.0% to Ps.1,241 billion compared to the same date in 2016; and

•	total dollar-denominated deposits increased by 99.8% to U.S.$31.6 billion compared to the same date in 2016.

The following tables set forth information on total deposits in the financial sector as of the dates specified.

Deposits by Type of Financial Institution

(in millions of pesos)

	As of June 30,
	2016		2017
State-owned banks(1)	Ps.	666,747	Ps.	905,596
Private banks		837,142		1,150,731
Financial entities other than banks		3,236		6,130

Total	Ps.	1,507,125	Ps.	2,062,458

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Type of Financial Institution

(as a % of total)

	As of June 30,
	2016	2017
State-owned banks(1)	44.2%	43.9%
Private banks	55.5	55.8
Financial entities other than banks	0.2	0.3

Total	100.0%	100.0%

(1)	Includes national, provincial and municipal banks.

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(in millions of pesos)

	As of June 30,
	2016		2017
Non-financial public sector	Ps.	304,123	Ps.	401,516
Financial sector (public and private)		2,097		3,846
Non-financial private sector		1,200,906		1,657,096
Demand deposits		233,817		297,716
Savings accounts		360,928		638,928
Term deposits		567,345		646,150
Others		38,816		74,303

Total deposits	Ps.	1,507,125	Ps.	2,062,458

Source: Central Bank.

Deposits by Sector and by Type of Deposit

(% change from same period in 2016)

As of June 30, 2017
Non-financial public sector	32.0%
Financial sector (public and private)	83.4
Non-financial private sector	38.0
Demand deposits	27.3
Savings accounts	77.0
Term deposits	13.9
Others	91.4

Total deposits	36.8%

Source: Central Bank.

Interest Rates

Interest Rates on Bank Loans

As of September 30, 2017, the annual average interbank rate on peso-denominated loans was 24.6% (as compared to 30.3% as of September 30, 2016). The overdraft current account rate decreased from 32.7% as of September 30, 2016 to 25.7% as of September 30, 2017. The annual average dollar-denominated interbank rate increased from 0.4% as of September 30, 2016 to 1.3% as of September 30, 2017.

As of September 30, 2017, nominal annual interest rates on peso-denominated personal loans decreased to 38.94% from 42.63% as of September 30, 2016 and the average interest rates on peso-denominated mortgage loans decreased from 23.44% as of September 30, 2016 to 18.63% as of September 30, 2017.

The following table sets forth information regarding average interest rates on bank loans for the periods specified.

Interest Rates on Bank Loans

(nominal annual interest rate)

	Nine months ended September 30,
	2016	2017
Domestic currency:
Interbank(1)	30.3%	24.6%
Overdraft Current Account(2)	32.7	25.7
Foreign currency:
Interbank(1)	0.4%	1.3%

(1)	Average interbank rate.
(2)	Average interest rate on current account peso-denominated overdrafts.

Source: Central Bank.

Interest Rates on Deposits

The average nominal annual interest rate on peso-denominated term deposits decreased from 25.9% in the first nine months on 2016 to 18.5% in the first nine months of 2017. The average nominal annual interest rate on U.S. dollar-denominated term deposits decreased from 1.1% in the first nine months of 2016 to 0.5% in the first nine months of 2017. The peso BADLAR rate for private banks increased from 19.9% in the first nine months of 2016 to 21.8% in the first nine months of 2017.

The following table sets forth information regarding average interest rates on bank deposits and Central Bank notes for the periods specified.

Interest Rates on Deposits and LEBACs

(nominal annual interest rate)

	Nine months ended September 30,
	2016	2017
Domestic currency:
Savings deposits	0.2%	0.3%
Term deposits(1)	25.9	18.5
Average deposit rate(2)	17.4	11.7
LEBAC(3)	31.99	24.92
Foreign currency:
Savings deposits	0.0	0.0
Term deposits(1)	1.1	0.5
Average deposit rate(2)	0.6%	0.2%
LEBAC(3)	n.a.	n.a.

(1)	Weighted average interest rate on all term deposits.
(2)	Weighted average interest rate on term deposits plus savings deposits.
(3)	Weighted average annual rate for all term LEBAC.

n.a. = not available.

Source: Central Bank.

After the announcement of the change in inflation targets, the prices in the secondary market for LEBACS, as well as the exchange rate for the dollar, saw a sharp increase and a higher level of volatility in the first trading session. Both, prices and volatility stabilized at lower levels in the following two days.

Securities Markets

Government Bonds

In terms of trading volume in the first nine months of 2017, the total traded amount of public bonds increased to U.S.$81.7 billion from U.S.$70.4 billion in 2016.

For a description of the types of domestic bonds issued by the Government see “Public Sector Debt.”

Equities

The Argentine equities market is regulated by the CNV. Authorized markets, following CNV standards set the rules that companies must follow in order to list their equity securities on those markets.

In the first nine months ended September 30, 2017, equity total trading volume increased by 52.4% to U.S.$4.5 billion.

The following table sets forth certain data regarding the market capitalization and average daily trading volume on the Buenos Aires Stock Exchange as of the date specified.

Market Capitalization and Traded Amount

on the Buenos Aires Stock Exchange

(in millions of U.S. dollars, unless otherwise specified)

	As of September 30, 2017
Market capitalization (in billions of U.S. Dollars)	U.S.$	375.0
Average daily traded amount		543.0
Shares		24.1
Corporate bonds		17.2
Public bonds		439.2
Others(1)		62.5
Total traded amount(2)		100,999.1
Shares		4,489.7
Corporate bonds		3,196.3
Public bonds		81,687.4
Others(1)	U.S.$	11,625.8

(1)	Includes mutual funds, index futures, options and others.
(2)	Total traded amounts for each year.

Source: Buenos Aires Stock Exchange.

PUBLIC SECTOR FINANCES

National Public Accounts

Fiscal Result of Eleven Months ended November 30, 2017 Compared to Eleven Months Ended November 30, 2016

Primary fiscal balance. The government recorded a deficit for the eleven months ended November 30, 2017 of Ps.284.5 billion compared to a deficit of Ps.284.8 billion for the eleven months ended November 30, 2016.

While revenues for the period increased at a rate of 29.5% (year on year), primary expenses increased at a rate of 24.5% (year on year). Capital expenditures increased at a rate of 19.7% (year on year) and social security outlays increased at a rate of 37.8% (year on year), and the remaining primary expenditures increased at a rate of 9.5% (year on year).

Fiscal revenues. For the eleven months ended November 30, 2017, fiscal revenues increased by 29.5% to Ps.1,807.6 billion, from Ps.1,395.4 billion for the eleven months ended November 2016. This increase was mainly driven by social security, which accounted for 38.2% of the total increase, VAT, which accounted for 14.9% of the total increase, and income tax, which accounted for 11.0% of the total increase. In this period, “Other tax revenues” increased by 29.8% (compared to same period in 2016) and accounted for 25.3% of the total increase, mainly driven by fines collected under the Tax Amnesty Law.

Primary expenditures. In the eleven months ended November 30, 2017, the National Administration’s public expenditures (excluding interest payments) increased by 24.5% to Ps.2,092.1 billion from Ps.1,680.1 billion in the eleven months ended November 30, 2016. This increase was mainly due to the following factors:

•	social security outlays, which accounted for approximately 76.6% of the overall increase in primary expenditure, increased by 37.8% to Ps.1,150.1 billion, from Ps.834.5 billion in the eleven months ended November 30, 2016. This change came as a result of an increase in the number and amount of pension payments and the increase in payments based on family allowances;

•	other transfers (including private sector subsidies and transfers to autonomous public entities such as universities), decreased by 4.7% to Ps.312.5 billion, from Ps.328.1 billion in the eleven months ended November 30, 2016. This decrease was mainly due to a contraction in subsidies, which decreased by 40.6% in the same period, with the largest decreases in the energy sector; and

•	national administration wages, which accounted for approximately 15.0% of the total increase in primary expenditures, increased by 26.6% to Ps.293.8 billion, from Ps.232.0 billion in the second half of 2016.

Capital expenditures increased by 19.7% in the eleven months ended November 30, 2017 to Ps.191.2 billion, from Ps.159.8 billion in the same period in 2016.

Transfers to the Government from the Central Bank and FGS decreased by 38.7% in the eleven months ended November 30, 2017, while intra public sector interest payments increased by 46.3% in the same period.

Overall fiscal balance. The overall fiscal balance recorded a deficit of Ps.478.9 billion in the eleven months ended November 30, 2017, compared to a deficit of Ps.390.9 billion in the eleven months ended November 30, 2016.

Tax Regime

Composition of Tax Revenues

Tax revenues for the eleven months ended November 30, 2017 totaled Ps.2,343.4 billion, an increase of 30.6% compared to the same period in 2016. The increase was primarily the result of:

•	revenues generated by fines related to the Tax Amnesty Law;

•	an increase in nominal wages of public and private sector employees;

•	an increase in prices of products and services; and

•	continued improvements in tax collection mechanisms.

The following tables set forth the composition of the Government’s tax revenues for the periods specified.

Composition of Tax Revenues

(in millions of pesos)

	Eleven months ended November 30,
	2016		2017
VAT	Ps.	528,617	Ps.	693,398
Tax on Financial Transactions		118,663		155,197
Social security taxes(1)		489,413		643,002
Taxes on income		390,480		501,962
Import and export taxes		118,797		127,051
Taxes on capital		18,151		20,077
Taxes on fuel		66,302		90,612
Other taxes on goods and services		44,432		68,593
Others(2)		31,561		64,865

Gross tax revenues(3)		1,809,387		2,367,224
Tax refunds		(14,775)		(23,853)

Net tax revenues	Ps.	1,794,612	Ps.	2,343,371

(1)	Revenues for the eleven months ended November 30, 2016 and 2017 include pension contributions resulting from the Argentine Integrated Pension System and do not include revenues that are measured on an annual basis, including the Fondo Especial del Tabaco (Tobacco Special Fund), electric energy funds, taxes on air travel, the armed forces and security pension funds and certain family allowances.
(2)	Includes the effects of the Ley de Sinceramiento Fiscal, which were recognized beginning in December 2016.
(3)	Gross tax revenues include certain tax revenues that are collected and later refunded, such as VAT and income tax, which are refundable in certain circumstances. Such refunds are deducted from gross tax revenues to calculate net tax revenues.

Source: Ministry of the Treasury.

Composition of Tax Revenues

(as a percentage of total Government fiscal revenues)

	Eleven months ended November 30,
	2016	2017
VAT	29.5%	29.6%
Tax on Financial Transactions	6.6	6.6
Social security taxes(1)	27.3	27.4
Taxes on income	21.8	21.4
Import and export taxes	6.6	5.4
Taxes on capital	1.0	0.9
Taxes on fuel	3.7	3.9
Other taxes on goods and services(2)	2.5	2.9
Others	1.8	2.8

Tax regularization
Others
Gross tax revenues (2)	100.8	101.0
Tax refunds	0.8	1.0

Net tax revenues	100.0%	100.0%

(1)	Revenues for the eleven months ended November 30, 2016 and 2017 include pension contributions resulting from the Argentine Integrated Pension System and do not include revenues that are measured on an annual basis, including the Fondo Especial del Tabaco (Tobacco Special Fund), electric energy funds, taxes on air travel, the armed forces and security pension funds and certain family allowances.
(2)	Gross tax revenues include certain tax revenues that are collected and later refunded, such as VAT and income tax, which are refundable in certain circumstances. Such refunds are deducted from gross tax revenues to calculate net tax revenues.

Source: Ministry of the Treasury.

The information below is a brief description of the principal taxes levied by the Government, except for social security taxes. For a description of social security taxes see “Social Security.”

Value Added Tax

As of the date of this Amendment, the general VAT rate is 21.0%. An increased rate of 27.0% applies to the provision of gas, electricity, water, sewage and telecommunications services for non-residential purposes. A reduced rate of 10.5% applies in certain cases, including housing projects, the sale of livestock and other agricultural products, the sale of capital goods and certain financial revenues and expenses.

VAT revenues increased by 31.2% in the eleven months ended November 30, 2017 as compared to the same period in 2016, primarily as a result of an increase in nominal consumption.

The Government also levies certain taxes on the consumption of certain goods and services. The following table sets forth a sample of the tax rates applicable to certain products.

Composition of Taxes on Goods and Services

Product	Rate (%)
Goods
Tobacco products	20–75
Alcoholic beverages	8–20
Non-alcoholic beverages (including extracts, concentrates and mineral water)	4–8
Luxury items	20
Recreational sporting equipment (including private planes and yachts)	10
Electronic products	17
Cars, engines and motorcycles	10–20
Services
Insurances	0.1–23
Satellite and Cell phones (mobile phones)	4

Source: Ministry of the Treasury.

Taxes on Income

Income tax accounted on average for 21.4% of total tax revenues from January 1 through November 30, 2017. In 2016, income tax accounted for 21.8% of total tax revenues.

Taxes on Foreign Trade

Export taxes decreased by 7.7% in the first eleven months of 2017 as compared to the same period in 2016 due to a decrease in the volume of exports and a reduction in the prices of Argentina’s principal export commodities, and the elimination or reduction of export taxes. This decrease was partially offset by an increase in the exchange rate. Import taxes increased by 26.3% due to an increase in the exchange rate and the amount of imports, which was partially offset by the removal of import tariffs on information and telecommunication goods.

Taxes on Capital

Taxes on capital include taxes on the value of personal assets owned by individuals, taxes on the net worth of credit unions and a tax on sales of real estate.

Taxes on Financial Transactions

The tax on financial transactions was introduced in 2001 and has become an important source of revenue for the Government. The tax is levied on the full amount of most financial transactions, with certain limited exceptions. The standard tax rate is 0.6% for credits and debits from checking accounts and 1.2% for transfers of funds and other cash transfers. The tax on financial transactions was originally scheduled to expire in December 2002, but Congress extended the expiration date on several consecutive occasions. On December 27, 2017, Congress extended the tax on financial transactions through 2022, and earmarked collections to the Argentine Integrated Pension System.

Taxes on Fuels

Through the nine months ended September 2017, the tax on the sale of liquid fuels was generally levied on importers, refineries and distributors, at a rate that ranged from 17.1% to 63% of the net sales price, depending on the type of fuel.

Composition of Public Expenditures

Public sector expenditures include general administrative expenses, debt service payments, investments in public infrastructure and services, expenditures related to defense and security, administrative expenses of the judiciary and social program expenditures.

The following table sets forth the central government’s public expenditures for the period specified, calculated using an accrual method, which computes revenues and expenditures in the periods in which they are accrued, regardless of the period in which payments take place. This method differs from the cash-basis used to calculate national public accounts. See “—Introduction” in the 2016 Annual Report.

Composition of National Public Expenditures(1)

(as a percentage of GDP)

	Nine months ended September 30,
	2016	2017
General administration	0.7%	0.7%
Defense and security	1.0	0.9
Justice	0.3	0.3
Social programs	61.0	11.7
Social security(2)	45.7	8.7
Culture, education, science and technology	7.6	1.5
Health	3.8	0.7
Housing	2.1	0.4
Social welfare	1.5	0.4
Labor	0.3	0.1
Public expenditures on economic infrastructure and services	18.6	2.5
Public debt service(3)	1.7	2.1

Total	17.8%	18.2%

(1)	The data set forth in this table do not include expenditure amounts accrued for entities that form part of Argentina’s national non-financial public sector but are not part of the central government.

(2)	Amounts presented under “Social security” in this table differ from those presented in the table “National Public Accounts” because they were calculated using different methodologies.

(3)	Based on performing debt (as defined in the 2016 Annual Report).

Source: Ministry of the Treasury.

Composition of National Public Expenditures(1)

(as a percentage of total central government expenditures)

	Nine months ended September 30,
	2016	2017
General administration	4.1%	3.9%
Defense and security	5.3	5.0
Justice	1.6	1.7
Social programs	0.0	64.3
Social security(2)	0.0	47.9
Culture, education, science and technology	0.0	8.0
Health	0.0	3.7
Housing	0.0	2.1
Social welfare	0.0	2.1
Labor	0.0	0.4
Public expenditures on economic infrastructure and services	0.0	13.7
Public debt service(3)	9.3	11.4

Total	100.0%	100.0%

(1)	The data set forth in this table do not include expenditure amounts accrued for entities that form part of Argentina’s national non-financial public sector but are not part of the central government.

(2)	Figures presented under “Social security” in this table differ from those presented in the table titled “National Public Accounts” because they were calculated using different methodologies.

(3)	Based on performing debt.

Source: Ministry of the Treasury.

Expenditures for social programs, investments in public infrastructure and services and public debt service represented the largest portion of the central government’s expenditures, accounting on average for 89.4% of total Government expenditures in the first nine months of 2017.

Expenditures on Social Programs

In the nine months ended September 30, 2017, social programs expenditures accounted on average for 64.3% of Government expenditures, of which social security payments alone accounted on average for 47.9%. These social programs include the social security system, cultural goods and services, education, science and technology programs, the health-care system, low-income housing programs, social welfare programs and labor subsidies. In addition, under current law, 6% of the government’s annual budget must be allocated to education, science and technology. See “The Argentine Economy—Poverty and Income Distribution.”

Public Debt Service

In the nine months ended September 30, 2017, interest payments as a percentage of total expenditures increased to 11.4%, and increased by 60.4% in nominal terms, mainly due to interest payments on Bonares, Discounts and Treasury notes. See “Public Sector Finances—Composition of Public Expenditures.”

Defense and Security

In the nine months ended September 30, 2017, government expenditures in defense and security decreased to 5.0% of total expenditures.

General Administration Expenses

In the nine months ended September 30, 2017, general administration expenses as a percentage of total government expenditures decreased to 3.9% from 4.1% in the first nine months of 2016, and increased by 26.4% in nominal terms as compared to the same period in 2016.

Infrastructure Development

The following table sets forth the composition of the government expenditure in infrastructure development for the period indicated.

Composition of Public Expenditures

(as a percentage of total expenditures)

Nine months ended September 30, 2017
Public expenditures on economic infrastructure	13.7%
Energy, fuels and mining	6.1
Communications	0.4
Transport	5.9
Ecology and environment	0.3
Agriculture	0.5
Industry	0.4
Trade, tourism and other services	0.1
Insurance and finances	0.0%

Source: Ministry of the Treasury.

Composition of Public Expenditures

(as a percentage of GDP)

Nine months ended September 30, 2017
Public expenditures on economic infrastructure	2.5%
Energy, fuels and mining	1.1
Communications	0.1
Transport	1.1
Ecology and environment	0.1
Agriculture	0.1
Industry	0.1
Trade. tourism and other services	0.0
Insurance and finances	0.0%

Source: INDEC and Ministry of the Treasury.

The Budget

The Chief of the Cabinet of Ministers is responsible for preparing the National Administration’s budget, which must project the National Administration’s fiscal results for the next three years. Although the budget is tri-annual, Congress only approves the budget for the following year. Once a budget is approved, the Government can make transfers to the various agencies and to the provinces and the City of Buenos Aires on a quarterly basis. The Auditoría General de la Nación (National General Audit Agency) is responsible for supervising budgetary compliance by the National Administration and its agencies. The Public Sector Financial Administration Law prohibits the Government from borrowing to cover operating expenses.

The 2018 Budget

The 2018 budget was approved on December 27, 2017.

The table below presents a comparison of the 2018 budget against the projected 2017 results.

2018 Budget (in millions of pesos)
Current Revenues	2,321,563
Tax Revenues	1,258,433
Social Security Contributions	890,639
Non-Tax Revenues	65,904
Sales of Goods and Services of the Public Administration	7,626
Property Taxes	95,955
Current Transfers	1,265
Other Revenues	1,741
Operating Surplus of Public Entities	—

Current Expenditures	2,772,489
Consumption Expenditures	498,432
Personnel	386,005
Goods and services	112,427
Property Taxes	286,334
Social Security Expenditures	1,210,786
Direct Taxes	6,775
Other Losses	2,037
Current Transfers	726,976
Operating Deficit of Public Entities	41,150

Capital Revenues	4,275
Capital Expenditures	235,153
Real Direct Investment	111,761
Capital Transfers	114,843
Financial Investment	8,549
Total Revenues	2,325,838
Total Expenditures	3,007,642
Total Primary Expenditures	2,721,450
Primary Result	(395,612)
Financial Result	(681,804)

Transfers from Central Bank

Transfers from the FGS and Others	122,551

Intra-Public Sector Interest Payments	122,551

The 2018 budget projects a fiscal deficit of 3.2% of GDP for 2018. This projected fiscal deficit represents a decrease from the 4.2% of GDP deficit projected in January 2017 for 2017, primarily as a result of smaller growth in primary expenditures compared to revenues. The proceeds of financings in the international capital markets contemplated by the Republic for 2018 are expected to be applied to cover a part of the Republic’s payment obligations under its outstanding debt maturing in 2018.

One of the cornerstones of the 2018 budget is the expansion of social programs designed to meet the needs of the most vulnerable groups, including the following:

•	Childhood Programs: The 2018 budget allocates funds for (i) the continued implementation of the Plan Nacional de Primera Infancia (National Plan for Early Childhood), which establishes several projects with the goal of guaranteeing children access to health, education and stimulation, including Primeros Años (Early Years), Aprendiendo en Casa (Learning at Home) and Espacios de Primera Infancia (Spaces of Early Childhood); (ii) the expansion of the Child Allowance Program, in order to reach all children who, despite complying with legal requirements, still do not benefit from this program; and (iii) the expansion of the Family Allowances regime.

•	Poverty Reduction Efforts: The 2018 budget provides for the continued support of (i) income-transfer programs, such as Argentina Trabaja, Ellas Hacen y PROGRESAR, which are an essential tool for combating poverty; (ii) the Programa Empalme, which allows workers to temporarily maintain their social benefits, which become part of their salary when they find a job, encouraging employment and reducing labor costs; and (iii) the launch of the Salario Social Complementario, a program that provides a monthly stimulus to entrepreneurs and employees of community enterprises in order to promote their initiatives, such that they can become a sustainable source of income.

•	Access to Government Services: The El Estado en tu Barrio initiative, a program dedicated to making it easier for residents to access services offered by the government, will continue to play a fundamental role in 2018. Since 2016, this program has completed approximately one million transactions. The 2018 budget also allocates funds to develop and expand the Cobertura Universal de Salud (Universal Health Insurance Coverage Plan) through actions and projects oriented at: (i) improving access to essential health services by the population, (ii) improving the efficiency of the health system, optimizing and integrating the different sub-sectors to reduce segmentation and fragmentation, and (iii) ensuring high quality standards in the provision of health services.

Overall, a 21.9% increase in social security expenditures has been budgeted for 2018, compared to 2017.

Infrastructure. The 2018 budget allocates funds for investments in infrastructure projects, including:

•	Plan Nacional del Agua (National Water Plan), which has four priorities: (i) drinking water and sanitation, (ii) climate change adaptation, (iii) multipurpose infrastructure projects, and (iv) new irrigation areas;

•	Plan Nacional de Transporte (National Transportation Plan), which focuses on improving five areas: (i) national road infrastructure through the Plan Nacional Vial, (ii) mobility for urban travelers through the Plan de Infraestructra de Transporte Público Urbano (Urban Public Transportation Infrastructure Plan), (iii) competitiveness and sustainability of the rail network through the Plan Ferroviario de Cargas (Cargo Rail Plan), (iv) growth of commercial air traffic through the Plan Aerocomercial, and (v) competitiveness and increased connectivity with the world through the Plan de Puertos y Vías Navegables (Ports and Waterways Plan);

•	Plan Nacional de Vivienda y Hábitat (National Housing and Habitat Plan), which seeks to expand access to housing loans and promote the construction of efficient housing co-financed with the provinces under a public-private partnership scheme;

•	Energy sector projects, such as an offshore exploration program for hydrocarbon resources, mainly focused on the Argentina, Salado, Colorado, Austral and Malvinas basins;

•	Education infrastructure projects, including (i) the Plan de Fortalecimiento de la Educación Inicial (Initial Education Strengthening Plan) to improve or build new kindergartens, with a projected investment of Ps.6,063 million for 2018 reaching 3,140 classrooms, (ii) Las Acciones sobre Infraestructura Escolar (School Infrastructure Actions) to repair and improve primary and secondary schools, and (iii) the Desarrollo de la Educación Digital (Digital Education Development) initiative to acquire technological equipment for initial, primary and secondary education; and

•	Health sector projects, to strengthen the capacity of the public health sector within the framework of the Cobertura Universal de Salud.

Fiscal Relations with the Provinces

On August 17, 2017, the Consejo Federal de Responsabilidad Fiscal (Fiscal Responsibility Council), composed of the ministers of economy and/or finance of the Autonomous City of Buenos Aires and the provinces which have subscribed the federal fiscal responsibility regime, approved a proposal to modify the current fiscal responsibility regime, approved by the national government and a majority of the provinces in 2004. The proposal establishes rules designed to enhance sound public finance practices at the national and provincial levels and ensure that each jurisdiction maintains control over its expenses, such as capping increases in public expenditures in any certain period at the inflation rate for that period, and capping increases in overall public employment at the rate of population growth. The proposal also limits tax increases, especially on taxes on labor and production and its financing, in order to foster economic growth at the national and regional level. On September 14, 2017, the proposal was submitted to Congress. On December 22, 2017, Congress approved the proposal as the Ley de Responsabilidad Fiscal (Fiscal Responsibility Law), setting guidelines to enhance the solvency of national and provincial public sector accounts with the aim of reducing the overall public sector deficit to 3.2% of GDP in 2018 and to 2.2% of GDP in 2019.

The following tables set forth a summary of the changes in the aggregate fiscal results at the provincial level for the periods specified.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(in millions of pesos)(1)

	Three months ended March 31,
	2016		2017
Revenues
Current revenues:
Administration taxes:
Provincial taxes	Ps.	97,720.4	Ps.	135,106.6
National taxes:
Co-participation		101,664.7		133,111.1
Other national taxes		20,404.4		24,380.3

Total national taxes		122,069.1		157,491.4

Total administration taxes		219,789.5		292,598.0
Other non-tax revenue		13,644.9		19,277.5
Sale of goods and services of the public administration		1,328.0		1,902.4
Property taxes		1,251.4		2,828.8
Current transfers		10,033.4		20,998.8

Total current revenues		246,047.4		337,605.5
Capital revenue		12,072.2		16,058.4

Total revenues	Ps.	258,119.5	Ps.	353,663.9

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	Ps.	137,287.9	Ps.	180,385.1
Consumer goods		4,514.4		6,218.8
Services		16,001.1		25,793.9

Total consumption expenditures		157,803.4		212,397.8
Interest payments		4,710.5		11,391.7
Current transfers		57,225.3		78,369.3

Total current expenditures		219,739.2		302,158.8
Capital expenditures
Direct investment		17,575.1		33,422.3
Capital transfers		3,836.9		6,458.6
Financial investment		2,112.7		3,307.1

Total capital expenditures		23,524.7		43,188.1

Total expenditures		243,263.9		345,346.8

Fiscal balance	Ps.	14,855.6	Ps.	8,317.1

(1)	Amounts calculated using the accrual method.

Source: Ministry of the Treasury.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(% change from same period in 2016)(1)

Three months ended March 31, 2017
Revenues
Current revenues:
Administration taxes:
Provincial taxes	38.3%
National taxes:
Co-participation	30.9
Other national taxes	19.5
Total national taxes	29.0

Total administration taxes	33.1

Other non-tax revenue	41.3
Sale of goods and services of the public administration	43.2
Property taxes	126.0
Current transfers	109.3

Total current revenues	37.2
Capital revenue	33.0

Total revenues	37.0%

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	31.4%
Consumer goods	37.8
Services	61.2

Total consumption expenditures	34.6
Interest payments	141.8
Current transfers	36.9

Total current expenditures	37.5
Capital expenditures
Direct investment	90.2
Capital transfers	68.3
Financial investment	56.5

Total capital expenditures	83.6

Total expenditures	42.0

Fiscal balance	(44.0)%

(1)	Amounts calculated using the accrual method.

Source: Ministry of the Treasury.

Summary of Revenues and Expenditures of the Provinces and the City of Buenos Aires

(as percentage of GDP)(1)

	Three months ended March 31,
	2016	2017
Revenues
Current revenues:
Administration taxes:
Provincial taxes	1.5%	1.6%
National taxes:
Co-participation	1.6	1.6
Other national taxes	0.3	0.3

Total national taxes	1.9	1.8

Total administration taxes	3.5	3.4
Other non-tax revenue	0.2	0.2
Sale of goods and services of the public administration	0.0	0.0
Property taxes	0.0	0.0
Current transfers	0.2	0.2

Total current revenues	3.9	3.9
Capital revenue	0.2	0.2

Total revenues	4.1%	4.1%

Expenditures
Current expenditures:
Consumption expenditures:
Provincial administration wages	2.2%	2.1%
Consumer goods	0.1	0.1
Services	0.3	0.3

Total consumption expenditures	2.5	2.5
Interest payments	0.1	0.1
Current transfers	0.9	0.9

Total current expenditures	3.5	3.5
Capital expenditures
Direct investment	0.3	0.4
Capital transfers	0.1	0.1
Financial investment	0.0	0.0

Total capital expenditures	0.4	0.5

Total expenditures	3.8	4.0

Fiscal balance	0.2%	0.1%

(1)	Figures calculated using the accrual method.

Source: INDEC and Ministry of the Treasury.

PUBLIC SECTOR DEBT

Foreign Currency-Denominated Debt in 2017

Between January 1 and November 30, 2017, the Republic issued foreign currency-denominated debt in an aggregate principal amount of U.S.$26.3 billion, consisting of U.S. Dollar-denominated bonds maturing between 2022 and 2117 for an aggregate principal amount of U.S.$9.75 billion, BONARs of several series maturing between 2020 and 2037 for an aggregate principal amount of U.S.$16.5 billion, CHF 400 million Bonds due 2020 and Euro-denominated bonds maturing between 2023 and 2047 for an aggregate principal amount of €2.75 billion. Of the U.S.$16.5 billion BONARs issued, U.S.$12.0 billion BONARs due 2024 were issued as part of certain transactions entered into by the Republic granting the Republic the right to cause the cancellation of such BONARs upon the payment by the Republic of the amounts specified thereunder.

The following tables set forth information regarding the Republic’s projected debt service obligations on its foreign currency-denominated debt incurred during 2017 for the currencies and periods indicated:

Projected Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues between

January 1 and November 30, 2017(1) (in millions of U.S. dollars)

	2017			2018				2019			2020
	Principal	Interest		Principal		Interest		Principal	Interest		Principal	Interest
U.S.$5.625% Bonds due 2022	—	U.S.$	91.4		—	U.S.$	182.8		U.S.$	182.8		U.S.$	182.8
U.S.$6.875% Bonds due 2027	—		128.9		—		257.8	—		257.8	—		257.8
BONAR 20			7.7				8.0			8.0	99.6		8.0
BONAR 25			44.2				88.3			88.3			88.3
BONAR 37			103.7				207.5			207.5			207.5
BIRAD U.S.$ 7.125% due 2117			98.0				195.9			195.9			195.9
BONAR 24			532.6				1065.2	2028.2		976.5	2028.2		799.0

	2021			2022				2023			2024
	Principal	Interest		Principal		Interest		Principal	Interest		Principal	Interest
U.S.$5.625% Bonds due 2022	—	U.S.$	182.8	U.S.$	3,250.00	U.S.$	91.4	—		—	—		—
U.S.$6.875% Bonds due 2027	—		257.8		—		257.8	—		257.8	—		257.8
BONAR 20	—				—		—	—		—	—		—
BONAR 25	—		88.3		—		88.3	506.8		88.3	506.8		59.2
BONAR 37	—		207.5		—		207.5	—		207.5	—		207.5
BIRAD U.S.$ 7.125% due 2117			195.9				195.9			195.9			195.9
BONAR 24	2028.2		621.6		2028.2		444.1	2028.2		266.6	2033.1		88.9

(1)	Preliminary.

Source: INDEC and Ministry of the Treasury.

Projected Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues between

January 1 and September 30, 2017(1) (in millions of CHF)

	2017		2018		2019		2020
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
CHF 3.375% Bonds due 2020	—	6.8	—	13.5	—	13.5	400.0	13.5

(1)	Preliminary.

Source: INDEC and Ministry of the Treasury.

Projected Foreign Currency-Denominated Public Debt Service by Instrument for Primary Issues between

January 1 and September 30, 2017(1) (in millions of Euros)

	2017		2018		2019		2020
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
€1,000,000,000 3.375% Bonds due 2023	—	—	—	33.8	—	33.8	—	33.8
€1,000,000,000 5.250% Bonds due 2028	—	—	—	52.5	—	52.5	—	52.5
€ 750,000,000 6.250% Bonds due 2047	—	—	—	46.9	—	46.9	—	46.9

	2021		2022		2023		2024
	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
€1,000,000,000 3.375% Bonds due 2023	—	33.8	—	33.8	1,000	33.8
€1,000,000,000 5.250% Bonds due 2028	—	52.5	—	52.5	—	52.5	—	52.5
€ 750,000,000 6.250% Bonds due 2047	—	46.9	—	46.9	—	46.9	—	46.9

(1)	Preliminary.

Source: INDEC and Ministry of the Treasury.

U.S. Dollar-Denominated Treasury Bills Program

As of November 30, 2017, U.S.$17.0 billion aggregate principal amount of LETES were outstanding, of which U.S.$14.1 billion were held by the private sector.

Local Currency-Denominated Debt in 2017

Between January 1 and November 30, 2017, the Republic issued local currency-denominated bonds for an aggregate principal amount of Ps.307.0 billion, comprised of Ps.11.7 billion BONCER 2021, Ps.13.2 billion BONCER 2020, Ps.86.5 billion floating rate Treasury Bonds due 2019, Ps.12.5 billion fixed rate Treasury Bonds due 2021, Ps.4.5 billion fixed rate Treasury Bonds due 2023, Ps.6.6 billion fixed rate Treasury Bonds due 2026, Ps.52.5 billion floating rate BONAR due 2022, Ps.15.1 billion floating rate BONAR due 2019 and Ps.104.4 billion Monetary Policy Rate Treasury Bonds due 2020. In addition, the Republic issued two local-currency denominated bills to ANSES for an aggregate principal amount of Ps.33.8 billion and a Ps.4.3 billion bill to the Fondo Fiduciario para la Reconstrucción de Empresas.

Legal Proceedings

Individual Litigation in the United States

As of the date of this Amendment, 92 actions involving bonds with an alleged nominal amount of approximately U.S.$629 million were pending in the District Court. Judgments for a total value of approximately U.S.$670 million have been entered in actions involving bonds with a nominal amount of approximately U.S.$364 million. See also “Post-settlement Litigation in the United States.”

Class Action Litigation in the United States

As of the date of this Amendment, class certification had been granted in 13 of the 15 actions filed against the Republic on behalf of a class of holders of defaulted bonds in the New York District Court.

On May 27, 2016, the District Court preliminarily approved the settlement agreements reached by the Republic and representatives of nine of these classes. The settlement agreements provided for the payment to class members of an amount equal to 150% of their unpaid principal. See “Public Sector Debt—Legal Proceedings—The Settlement.” After holding fairness hearings, the District Court entered an order approving the settlements on April 27, 2017. On August 23, 2017, the Republic paid U.S.$3.06 million to settle one class action and as a result the class action was dismissed with prejudice on September 27, 2017. On November 30, 2017, the District Court entered judgments in the remaining eight settled class actions. The Republic expects that the nominal amount to be settled in these eight class actions will total approximately U.S.$24.3 million.

The Settlement

As of the date of this Amendment, agreements in principle have been executed with holders of approximately 85% of the nominal amount under Untendered Debt outstanding as of December 31, 2015 (including in the calculation claims that the Republic considers time-barred and for which no agreements have been entered into).

Creditors who settled their claims have agreed, upon payment, to dismiss with prejudice all litigation against the Republic, including all enforcement proceedings. As of the date of this Amendment, payments to settling creditors had resulted in the dismissal of claims in the United States for an aggregate nominal amount of approximately U.S.$3.2 billion, plus interest, and the satisfaction of judgments in the amount of approximately U.S.$4.9 billion. In addition, the Republic is currently reviewing executed settlement agreements for the purpose of reconciling those agreements with claims in the District Court, for the purpose of dismissing any and all actions and/or judgments where the asserted claims have been settled.

On October 27, 2017, the Republic entered into a final settlement agreement with creditors of the Republic holding bonds with a nominal amount of approximately U.S.$92 million, with judgments totaling approximately U.S.$216.7 million. On November 8, 2017, the Republic entered into a settlement agreement with pre-judgment creditors of the Republic holding bonds with a nominal amount of approximately U.S.$$2.2 million and €6.0 million.

On July 20, 2016, the Republic published settlement procedures for holders of eligible German law governed bonds implementing the Settlement Proposal for those bonds. As of the date of this Amendment, the Republic has settled with holders of German law governed bonds for a nominal amount of €252.6 million. The Republic is currently working on defining a mechanism that would permit the settlement and cancellation of German law governed bonds that are held in physical form.

Post-settlement Litigation in the United States

On September 29, 2016, a creditor filed suit against the Republic in the District Court based on its purported ownership of bonds with a nominal amount of approximately U.S.$5.3 million governed by New York law and bonds with a nominal amount of €1.0 million governed German law. On August 8, 2017, the District Court granted the Republic’s motion to dismiss the complaint. On November 1, 2017, the creditor filed an amended complaint, re-pleading its claims and purporting to hold additional bonds that bring the total nominal value in dispute to approximately U.S.$5.5 million governed by New York law and €1.0 million governed by German law. The Republic moved to dismiss the amended complaint on November 3, 2017. As of the date of this Amendment, the court’s ruling on the motion is pending.

On October 27, 2017, the Republic entered into a final settlement agreement with creditors holding bonds with a nominal value of approximately U.S.$92 million, with judgments totaling approximately U.S.$216.7 million that had served discovery requests on the Republic and subpoenas on multiple third parties commencing in November 2016.

Litigation in Germany

As of the date of this Amendment, final judgments have been entered for a total amount of approximately €164.4 million in principal plus interest and costs in suits brought against the Republic in Germany relating to defaulted bonds, while claims seeking approximately €2.9 million in principal on defaulted debt, plus interest, have been filed in Germany although no final judgment has yet been rendered.

Several bondholders commenced proceedings in Germany seeking to obtain pari passu relief similar to the relief granted by New York Courts. German courts at both the trial and appellate level have declined to grant such relief, although such decisions are subject to further appeals.

Plaintiffs who try to execute on their judgments may not attach assets used for diplomatic or consular purposes, such as bank accounts of the Republic’s embassy and consulates. To the Republic’s knowledge, plaintiffs in Germany have succeeded in attaching monies of the Republic held with paying agents (for the payment of interest on other Government debt). Some creditors have also attached the Republic’s claims against other plaintiffs (i.e., those who withdrew their claims against the Republic or lost their actions in whole or in part), who are liable for the Republic’s costs (statutory attorneys’ fees and, if applicable, court fees) under Germany’s “losing party pays” system, to the extent the amount of such claims had not been set off by those plaintiffs.

Certain plaintiffs have sought recognition of their German judgments in foreign courts, including the United States and Luxembourg.

ICSID Arbitration

Argentina has been a party to arbitration proceedings under the 1965 Convention on the Settlement of Investment Disputes between States and Nationals of Other States (“ICSID Convention”), including as a result of measures implemented in 2001 and 2002 to address Argentina’s economic crisis.

As of this Amendment, there are four final outstanding awards issued by ICSID tribunals against Argentina totaling U.S.$444.9 million, another three ICSID awards against Argentina totaling U.S.$742.7 million pending annulment requested by Argentina, and an additional award of U.S.$13.4 million pending annulment requested by the claimant. There are four ongoing ICSID proceedings against Argentina, including three cases with claims totaling U.S.$1.6 billion and one case that does not have yet a claim amount. There are five additional cases in which the parties agreed to suspend the proceedings pending settlement discussions, including four cases with claims totaling U.S.$1.0 billion and one case that does not have yet a claim amount. A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although the Republic can offer no assurance to this effect.

In October 2013, May 2016, July 2017 and December 2017, Argentina settled seven final awards issued by ICSID tribunals against Argentina totaling U.S.$855.3 million.

All amounts described above refer to principal damages claims, excluding interest and costs.

Other Arbitration

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”).

As of this Amendment, there is one final outstanding UNCITRAL award against Argentina for U.S.$7.4 million, and Argentina is seeking the annulment of two additional awards totaling U.S.$21.6 million. As of such date, there are three ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling U.S.$643.5 million. There is one additional case with a claim of U.S.$168.7 million in which the parties agreed to suspend the proceedings pending settlement discussions.

All amounts described above refer to principal, excluding interest and costs.

Other Non-Creditor Litigation in the U.S.

On April 8, 2015, Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (the “Petersen Entities”) filed a claim against the Republic in relation to the 2012 expropriation of YPF in the District Court.

The Petersen Entities seek compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic that allegedly occurred when it expropriated 51% of Class D shares of YPF. In September 2015, the Republic moved to dismiss the complaint, asserting, among other things, that the District Court lacks jurisdiction under the FSIA. On September 9, 2016, the District Court granted in part and denied in part the Republic’s motion to dismiss plaintiffs’ complaint. The Second Circuit Court of Appeals heard arguments on June 15, 2017. A decision is pending as of the date of this Amendment.

On November 3, 2016, Eton Park Capital Management, L.P., Eton Park Master Fund, Ltd. and Eton Park fund, L.P. filed a complaint against the Republic seeking compensatory damages (in an amount to be determined) arising out of an alleged breach of the bylaws of YPF by the Republic resulting from the expropriation of 51% of Class D shares of YPF. The case is currently stayed pending a decision by the Second Circuit Court of Appeals in the case brought by the Petersen Entities.

On March 8, 2017, Engage Aviation, LLC, filed a complaint against the Republic seeking compensatory damages in the amount of U.S.$0.5 million arising out of an alleged breach of contract regarding air charter services. The case is currently pending in the United States District Court for the Middle District of Florida, Tampa Division.

All amounts described above refer to principal, excluding interest and costs.